InterOil Corporation Management Discussion and Analysis For the Quarter and Nine months ended September 30, 2010 (Unaudited) November 15, 2010

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	3
INTRODUCTION	4
BUSINESS STRATEGY	4
OPERATIONAL HIGHLIGHTS	5
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	7
QUARTER AND NINE MONTH PERIOD IN REVIEW	12
LIQUIDITY AND CAPITAL RESOURCES	19
RISK FACTORS	28
CRITICAL ACCOUNTING ESTIMATES	28
NEW ACCOUNTING STANDARDS	28
NON-GAAP MEASURES AND RECONCILIATION	30
PUBLIC SECURITIES FILINGS	32
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	32
GLOSSARY OF TERMS	32

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2009, our annual information form for the year ended December 31, 2009 and our unaudited interim financial statements and accompanying notes for the quarter and nine months ended September 30, 2010.  The MD&A was prepared by management and provides a review of our performance in the quarter and nine months ended September 30, 2010, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars (“USD”) unless otherwise specified.  References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.  Information presented in this MD&A is as at September 30, 2010 and for the quarter and nine months ended September 30, 2010, unless otherwise specified.

Management Discussion and Analysis   INTEROIL CORPORATION   1

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those in the forward-looking statements. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions and assumptions and other statements that are not historical facts. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking statements also may relate to our operations, financial results, financial condition, liquidity and business prospects and strategy.

Forward-looking statements include, without limitation, statements regarding our plans for our exploration and development activities and other business segments and results therefrom, expanding our business segments, use of proceeds from this offering, the closing of this offering and the concurrent offering, plans for our exploration (including drilling plans) and other business activities and results therefrom; the construction of a proposed liquefied natural gas, or “LNG”, plant and a proposed condensate stripping facility in Papua New Guinea; the development of such LNG plant and condensate stripping facility; the ability to secure investors in the LNG project; the ability to negotiate definitive agreements in connection with the LNG project; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; plans and objectives for future operations; and the timing, maturity and amount of future capital and other expenditures.

Our forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Accordingly, you should not unduly rely on these forward-looking statements.

The forward-looking statements included in this MD&A are made only as of the date of this MD&A and are qualified by this cautionary statement. Except as required by applicable Canadian securities law, we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of an LNG and a condensate stripping facility;
•	the ability to negotiate final definitive agreements contemplated by the Heads of Agreement with Energy World Corporation Ltd.;
•	the uncertainty in our ability to continue to attract capital;
•	the uncertainty associated with the regulated prices at which our products may be sold;
•	the inherent uncertainty of oil and gas exploration activities;
•	potential effects from oil and gas price declines;
•	the availability of crude feedstock at economic rates;
•	our ability to construct and commission our LNG and condensate stripping facility;
•	our ability to secure joint venture partners for our LNG and condensate stripping facilities;
•	the implementation of an Enterprise Resource Planning system could cause a financial statement error not to be detected;
•	difficulties with the recruitment and retention of qualified personnel;
•	losses from our hedging activities;
•	fluctuations in currency exchange rates;
•	the uncertainty of success in lawsuits and other proceedings;
•	political, legal and economic risks in Papua New Guinea;
•	our ability to meet maturing indebtedness;
•	stock price volatility;

Management Discussion and Analysis   INTEROIL CORPORATION   2

•	landowner claims and disruption;
•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;
•	the inability of our refinery to operate at full capacity;
•	the impact of competition;
•	the margins for our products;
•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;
•	exposure to certain uninsured risks stemming from our operations;
•	contractual defaults;
•	uncertainty around the application of import duties on crude oil imported to our bonded warehouse;
•	payments from exploration partners;
•	interest rate risk;
•	weather conditions and unforeseen operating hazards;
•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;
•	the impact of our current debt on our ability to obtain further financing;
•	the adverse effects from importation of competing products contrary to our legal rights; and
•	law enforcement difficulties.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in, or incorporated by reference in, this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2009.

OIL AND GAS DISCLOSURES

We are required to comply with Canadian Securities Administrators’ National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes disclosure of oil and gas reserves and resources.  GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2009 in accordance with NI 51-101, which evaluation is summarized in our 2009 Annual Information Form available at www.sedar.com.  We do not have any production or reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the United States Securities and Exchange Commission (“SEC”) under ASC Topic 932, as at September 30, 2010.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.  Investors are urged to consider closely the disclosure in the Company’s Form 40-F dated March 1, 2010, available at www.sec.gov.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent.  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis   INTEROIL CORPORATION   3

INTRODUCTION

We are developing a fully integrated energy company operating in Papua New Guinea and its surrounding region.  Our operations are organized into four major segments:

Segments	Operations
Upstream
Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing discoveries.  Current plans for commercialization of the Elk and Antelope fields includes proposals for the development of a condensate stripping and recycling facility and development of gas production facilities for liquefied natural gas.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for spot export.

Liquefaction – Developing a proposed onshore and/or offshore LNG processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.
Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

BUSINESS STRATEGY

Our business strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities with the goal of providing financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates.  A significant element of that strategy is to establish and produce gas and condensate reserves and develop liquefaction and condensate stripping facilities in Papua New Guinea.  The produced LNG would be exported overseas, whilst we plan to use the condensate as feedstock for our refinery.

InterOil plans to achieve this strategy by:

•	Developing our position as a prudent and responsible business operator
•	Enhancing the refining and distribution business
•	Maximizing the value of our exploration assets
•	Monetizing our discovered resources through condensate and liquefied natural gas facilities and businesses

Further details of our business strategy can be found under the heading “Business Strategy” in our 2009 Annual Information Form available at www.sedar.com.

Management Discussion and Analysis   INTEROIL CORPORATION   4

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter ended June 30, 2010, for each of the segments is as follows:

Upstream
•
On July 19, 2010, we bought back a total of 0.4% of IPI interests held under the 2005 Amended and Restated Indirect Participation Agreement.  In exchange for these interests, we issued 208,281 common shares, recognizing a loss of $8.8 million on extinguishment of the IPI liability. Our current interest in our exploration licenses after this transaction is 74.5614%, assuming that all remaining IPI investors take up their working interest rights in such licenses and excluding the interests that the Independent State of Papua New Guinea is able to take up under relevant legislation.

•
During the quarter we completed drilling and logging activities on the Antelope 2 well, having drilled a further horizontal section in order to test the condensate-to-natural gas ratio (“CGR”) ratio in the deeper section of the reservoir. Drill stem test #7 produced a stabilized condensate to gas ratio of approximately 24.0 - 27.7 barrels of condensate per million cubic feet of natural gas.  Subsequently, this well has been plugged and suspended for planned future completion as a producer prior to start-up of the proposed condensate stripping project and LNG processing facility.

•
During the quarter we finalised the acquisition and processing of 40.8 km of 2D seismic over the Bwata gas field (PPL237 with 20.8 km in 2 dip lines) and the Wolverine Prospect (PPL238 with 20 km in 2 dip lines). We are conducting a review of the new seismic data.

•	During the quarter we signed a definitive joint venture operating agreement with Mitsui & Co. Ltd in relation to a proposed condensate stripping facility within the Elk and Antelope fields.
•
During the quarter, the Department of Petroleum and Energy in Papua New Guinea approved the divestment of our 15% non-operated interest in PPL 244.  A gain of $2.1 million has been recognized during the quarter on conveyance accounting for the transaction. As this property did not have any cost base associated with it carried forward in the balance sheet, the entire sale proceeds was treated as a gain on sale of this property.  Of these sale proceeds, $1,640,783 was received in October 2010.  The remaining $500,000 is to be received when the Flinders well is spudded.

•
We are continuing to pursue transactions that are intended to enhance and accelerate the development of our LNG operations, which transactions could include the sale of a portion of our interests in our Elk and Antelope fields, and in our proposed LNG facility to strategic LNG partners.  No assurances can be given that we will complete or as to the timing of such transactions.

•
On August 04, 2010, we finalized a Joint Venture Operating Agreement (“JVOA”) for a proposed condensate stripping plant with Mitsui & Co. Ltd.  The capital cost for the CSP is currently estimated at $550.0 million, with approximately $32.0 million of this to be expended for front end engineering design. A Final Investment Decision (“FID”) by the JVOA partners is targeted by March 31, 2011.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant in the event that a positive FID is made.

•
On August 4, 2010, an option deed was executed with Mitsui & Co. Ltd to acquire interests of up to a 5% in the Elk and Antelope fields, and in our proposed LNG plant. We received $6.3 million from Mitsui in exchange for this option, with the amount to be adjusted against the final acquisition price if the option is exercised.

Midstream – Refining
•	The refinery operating capacity was increased over 2009 to stockpile products for the extended turnaround maintenance shutdown which commenced on September 29, 2010.
•
The Catalytic Reformer Unit was shut down for the entire quarter for repairs and maintenance.  This shutdown resulted in the import of unleaded gasoline to meet domestic demand, and consequently resulted in reduced margins on gasoline sales during the quarter.

Management Discussion and Analysis   INTEROIL CORPORATION   5

Midstream – Liquefaction
•
On September 28, 2010, we announced that we had, together with Liquid Niugini Gas Ltd., our joint venture LNG project company with Pacific LNG Operations Ltd., signed a Heads Of Agreement (“HOA”) with Energy World Corporation Ltd. to construct a two million tonne per annum land-based LNG plant in the Gulf Province of Papua New Guinea.  In return for its commitment to fully fund the construction of the LNG plant, the HOA provides that Energy World Corporation Ltd. is to be entitled to a fee of 14.5% of the proceeds from LNG revenue, less agreed deductions, and subject to adjustments based on timing and execution. The HOA sets out the major terms and conditions which the parties intend to include in the Train 1 Funding and Shareholder’s Agreements. The final terms of those agreements are subject to negotiations among the various parties to the HOA, and the parties to the HOA are under no obligation to agree to the final terms.

Infrastructure required for the LNG Project includes a jetty and breakwater for the LNG loading facility with expansion potential, and approximately 50 mile (80 km) pipeline from the Elk and Antelope fields to the coast. The wells and processed natural gas pipeline from the Condensate Stripping Project (“CSP”) to the coast in the Gulf Province will be the responsibility of the owners of the Elk and Antelope fields, including InterOil and its upstream partners.

Downstream
•
In June 2009, the Papua New Guinea Independent Consumer and Competition Commission (“ICCC”) commenced a review into the pricing arrangements for petroleum products in PNG.  After a number of consultations with industry participants and numerous deferrals, the ICCC released its final report in November 2010.  The report recommends an increase in margins for wholesaling and certain other activities while the retail margin is to remain the same.  It also recommends some increases in monitoring industry activity in PNG.  The report and recommendations it contains appear beneficial for the industry in PNG including our Downstream business.  The revised pricing and monitoring regime will next be reviewed at the end of 2014.

•	Total Downstream sales volumes for the third quarter 2010 were 166.6 million liters compared with 154.9 million liters for the same quarter in 2009.
•
During the quarter ended September 30, 2010, we finalized agreements with Ramu Nico Limited, and certain contractors for the LNG project for an estimated volume of 70.0 million liters per annum. PNG Power Ltd also signed an agreement to source an additional 26.0 million liters per annum for a new power generation site in Port Moresby.

Corporate
•
On August 11, 2010, we entered into a short term secured credit facility of $25.0 million with Clarion Finanz AG (“Clarion”).  The amounts were made available in two installments of $12.5 million each on August 11, 2010 and August 30, 2010.  The facility matures on January 31, 2011, and carries an interest rate of 10% per annum.  We have pledged as security for such loans and obligations a first priority perfected lien and security interest in and to 2.5% of our interest in the gas reserves contained in the Elk and Antelope structures in License areas PPL 237 and 238 in Papua New Guinea.

•
On August 31, 2010, we entered into an agreement to settle and release all claims against us and our subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et al v. Phil Mulacek et. al. Pursuant to the agreed settlement.  On October 19, 2010 we issued 199,677 common shares to the plaintiffs, valued at $12.0 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement.  The settlement does not reflect any admission of liability by us.  Phil Mulacek remains a party to this ongoing litigation in his personal capacity, as do the entities that he controls.

•
Subsequent to the quarter end, on November 5, 2010, we have undertaken concurrent public offerings of $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015 and 2,799,950 common shares at an exercise price of $75.00 per share for $210.0 million, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and estimated offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010.

Management Discussion and Analysis   INTEROIL CORPORATION   6

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter and Nine Months Ended September 30, 2010 compared with the Quarter and Nine Months Ended September 30, 2009

Consolidated – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands, except per share data)	2010	2009	2010	2009
Sales and operating revenues	207,477	172,063	608,696	480,474
Interest revenue	30	120	105	285
Other non-allocated revenue	952	1,414	3,825	2,996
Total revenue	208,459	173,597	612,626	483,755
Cost of sales and operating expenses	(185,708)	(148,961)	(535,740)	(411,377)
Office and administration and other expenses	(13,112)	(12,378)	(36,045)	(32,005)
Derivative gain/(loss)	542	78	(140)	1,009
Exploration costs	(1,059)	12	(3,372)	(235)
Gain on sale of oil and gas properties assets	2,141	-	2,141	1,087
Loss on extinguishment of IPI liability	(8,795)	(28,562)	(8,795)	(28,562)
Litigation Settlement Expense	(12,000)	-	(12,000)	-
Foreign Exchange gain/(loss)	911	(2,374)	(7,550)	(3,480)
Earnings before interest, taxes, depreciation and amortization ("EBITDA" - non-GAAP measure) (1)	(8,621)	(18,588)	11,125	10,192
Depreciation and amortization	(3,157)	(3,562)	(10,165)	(10,717)
Interest expense	(1,842)	(1,415)	(4,768)	(8,533)
Loss before income taxes and non-controlling interest	(13,620)	(23,565)	(3,808)	(9,058)
Income tax benefit/(expense)	(751)	(1,740)	(5,873)	(4,161)
Non-controlling interest	(2)	(1)	(5)	(5)
Net loss	(14,373)	(25,306)	(9,686)	(13,224)
Net loss per share (dollars) (basic)	(0.33)	(0.60)	(0.22)	(0.34)
Net loss per share (dollars) (diluted)	(0.33)	(0.60)	(0.22)	(0.34)
Total assets	729,755	637,208	729,755	637,208
Total liabilities	268,528	257,936	268,528	257,936
Total long-term liabilities	90,404	115,178	90,404	115,178
Gross margin (2)	21,769	23,102	72,956	69,097
Cash flows provided by/(used in) operating activities (3)	12,339	(27,502)	(13,204)	51,224
Notes:
(1)
Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(2)
Gross Margin is a non-GAAP measure and is “sales and operating revenues” less ”cost of sales and operating expenses” and is reconciled to Canadian GAAP in the section to this document entitled ”Non-GAAP Measures and Reconciliation”.

(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Analysis of Financial Condition Comparing Quarters and Nine Months Ended September 30, 2010 and 2009

During the nine months ended September 30, 2010, we maintained our debt-to-capital ratio at 10% (13% in September 2009) which is in well within our targeted gearing levels of 50% or less.  Gearing targets are based on a number of factors including operating cash flows, future cash needs for development, capital market conditions, economic conditions, and are assessed regularly.

Management Discussion and Analysis   INTEROIL CORPORATION   7

As at September 30, 2010, our total assets amounted to $729.8 million, compared with $637.2 million as at September 30, 2009.  The increase of $92.5 million or 14.5% was primarily due to increases in our oil and gas properties of $88.3 million associated with the appraisal and development of the Elk and Antelope fields, an increase in inventory balances of $18.6 million at our refinery on account of the stockpiling of products for the extended turnaround maintenance shutdown which commenced on September 29, 2010, and a $12.7 million increase to the future income tax benefit in relation to past tax losses of the refining operation that are expected to be recouped in future periods.  These increases have been partly offset by decreases in cash and cash equivalents of $21.8 million.

As at September 30, 2010, our total liabilities amounted to $268.5 million, compared with $257.9 million as at September 30, 2009, an increase of $10.6 million or 4.1%.  The increase was primarily due to an increase in secured loan balances of $25.0 from the receipt of the short term loan from Clarion Finanz, offset by a reduction in the IPI liability by $16.0 million arising from the waiver of conversion rights (of indirect participation interests into InterOil Corporation common shares) during 2009 by certain IPI investors and our buy back of IPI interests.

Our current ratio (being current assets/current liabilities), which measures the ability to meet short term obligations, was 1.58 as at September 30, 2010 (1.73 as at September 30, 2009).  The quick ratio (or acid test ratio, being ([current assets less inventories]/current liabilities) which is a more conservative measure of our ability to meet short term obligations, was 0.78 as at September 30, 2010 (1.01 as at September 30, 2009). These are below our target of above 1.50 and 1.0 respectively mainly due to the stockpiling of products in anticipation of the extended turnaround maintenance shutdown which commenced on September 29, 2010.  We expect these ratios to return to our target range following completion in the fourth quarter of the refinery turnaround shutdown.

On August 4, 2010, the JVOA for the proposed CSP was finalized.  The capital cost for the CSP is currently estimated at $550.0 million, with approximately $32.0 million of this to be expended for front end engineering design.  A final investment decision is targeted by March 31, 2011.  Mitsui & Co. will be responsible for arranging or providing financing for the capital costs of the plant in the event a positive final investment decision is made.

On August 11, 2010, we entered into a short term secured facility of $25.0 million with Clarion Finanz.  The amount was received in two installments of $12.5 million each on August 11, 2010 and August 30, 2010.  The facility will mature on January 31, 2011 with an interest rate of 10% per annum.  We have pledged as security for such loans and obligations a first priority perfected lien and security interest in and to 2.5% of our interest in the gas reserves contained in the Elk and Antelope structures in License areas PPL 237 and 238 in Papua New Guinea.

Subsequent to the quarter end, on November 5, 2010, we have undertaken concurrent public offerings of $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015 and 2,799,950 common shares at an exercise price of $75.00 per share for $210.0 million, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and estimated offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010.

Analysis of Consolidated Financial Results Comparing Quarter and Nine Months Ended September 30, 2010 and 2009

The net loss for the quarter ended September 30, 2010 was $14.4 million compared with a loss of $25.3 million for the same quarter of 2009, a reduction of $10.9 million.  The reduction in net loss was mainly due to a lower loss on extinguishment of IPI liability in current quarter in relation to 0.4% IPI interest buyback as compared to 4.3364% buyback in 2009.  This reduction in net loss was offset by the expensing of $12.0 million in respect of settlement of the Todd Peters et al litigation settlement, expensing of the seismic acquisition over the Bwata field and the Wolverine prospect, and higher Papua New Guinea Kina (“PGK”) foreign exchange losses.

The operating segments of Corporate, Midstream - Refining and Downstream collectively derived a net profit for the third quarter of $7.2 million ($19.2 million before unusual item of Todd Peters settlement), while the development segments of Upstream and Midstream - Liquefaction had a net loss of $21.6 million ($14.9 million before unusual items of IPI buyback and PPL 244 sale), for an aggregate net loss of $14.4 million ($4.3 million profit after adjusting for unusual items).

Management Discussion and Analysis   INTEROIL CORPORATION   8

Sales and operating revenue increased by $35.4 million from $172.1 million in the quarter ended September 30, 2009 to $207.5 million in the quarter ended September 30, 2010 primarily due to a higher price environment, and approximately 7.6% increase in domestic sales volumes.

The net loss for the nine months ended September 30, 2010 was $9.7 million compared with a net loss of $13.2 million for the same period of 2009, a reduction of $3.5 million.  The reduction in net loss was mainly due to a higher loss on extinguishment of IPI liability in 2009 offset by higher PGK foreign exchange losses in 2010, higher consulting costs attributable to the transactions that are intended to enhance and accelerate the development of our LNG operations, expensing of the seismic acquisition over the Bwata field and the Wolverine prospect, and expensing of $12.0 million in respect of settlement of the Todd Peters et al litigation settlement in 2010.

The operating segments of Corporate, Midstream - Refining and Downstream collectively derived a net profit for the nine months ended September 30, 2010 of $27.3 million ($39.3 million before unusual item of Todd Peters settlement), while the development segments of Upstream and Midstream - Liquefaction derived a net loss of $36.9 million ($30.2 million before unusual items of IPI buyback and PPL 244 sale), for an aggregate net loss of $9.6 million ($9.1 million profit after adjusting for unusual items).

Sales and operating revenue increased by $128.2 million from $480.5 million in the nine months ended September 30, 2009 to $608.7 million in the nine months ended September 30, 2010 primarily due to a higher price environment, and an increase in domestic sales volumes of approximately 8.4%.

Variance Analysis of results between the quarters and Nine months ended September 30, 2010 and 2009

A complete discussion of each business segment’s results can be found under the section ‘Quarter and Nine Month Period in Review’.  The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the quarters and nine months ended September 30, 2010 and 2009.

	Quarterly Variance ($ millions)	Nine Months Variance ($ millions)

	$10.9	$3.5	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($1.3)	$3.9
Increase in gross margins due to improved refining spreads, lower volatility in crude prices and lower number of shutdown days. These improvements were partly offset by domestic prices of the major products being in a declining trend during the quarter leading to lower margins on inventories sold during the period.

➢	($0.7)	($4.0)
Higher office and administration and other expenses, mainly resulting from higher salaries and wages expenses due to the strengthening of the AUD against the USD as compared to the prior year periods.  The increase is also due to higher stock compensation expense and higher consulting costs in relation to the transactions that are intended to enhance and accelerate the development of our LNG operations.

➢	($1.1)	($3.1)
Higher exploration costs during current periods on account of the seismic acquisition over the Bwata field and the Wolverine prospect which were expensed as incurred under the successful efforts method of accounting.

➢	$19.8	$19.8	Lower loss on extinguishment of IPI liability in current quarter in relation to 0.4% IPI interest buyback in current period as compared to 4.3364% bought back in the same quarter of 2009.

Management Discussion and Analysis   INTEROIL CORPORATION   9

➢	($12.0)	($12.0)
Litigation settlement expense on account of the accrual of the agreed settlement of the Todd Peters et al litigation for which we agreed to issue (and subsequent to the quarter end, issued) 199,677 common shares to the plaintiffs valued at $12.0 million.

➢	$3.2	($4.1)
Foreign exchange movements of PGK against the USD, and lower PGK rates being achieved from banks on conversion of the PGK sales revenue into USD for repayment of our crude purchase working capital facility. The rates achieved fluctuate significantly based on the extent to which other PNG participants are looking to convert their foreign currencies.  We are unable to undertake PGK currency hedging due to the relatively small size of the PGK foreign exchange market.

➢	($0.4)	$3.8	Lower interest expense primarily due to the mandatory conversion in June 2009 of the remaining portion of the $95.0 million 8% convertible debentures.

➢	$2.1	$1.1	Gain on sale of our 15% interest in PPL 244 in current quarter as compared to lower gain recognized in the prior period relating to conveyance accounting of 1.2% IPI interest waiver.

Analysis of Consolidated Cash Flows Comparing Quarters and Nine Months Ended September 30, 2010 and 2009

As at September 30, 2010, we had cash, cash equivalents and cash restricted of $66.8 million (September 2009 – $88.6 million), of which $30.7 million (September 2009 - $27.9 million) was restricted.  Of the total cash restricted, $24.3 million (September 2009 - $21.1 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements, and $6.2 million (September 2009 – $6.5 million) was restricted as a cash deposit on the Overseas Petroleum Investment Corporation (“OPIC“) secured loan.

Our cash inflows from operations for the quarter ended September 30, 2010 were $12.3 million compared with outflows of $27.5 million for the quarter ended September 30, 2009, an increase in net cash inflows of $39.8 million.  This increase is mainly due to a $41.5 million change in operating working capital associated with timing of payments and product purchases.  Our cash outflows from operations for the nine months ended September 30, 2010 were $13.2 million compared with inflows of $51.2 million for the nine months ended September 30, 2009, a decrease in net cash inflows of $64.4 million.  This decrease is mainly due to $47.3 million change in operating working capital associated with timing of payments and product purchases mainly relating to the stockpiling of products for the extended turnaround maintenance shutdown which commenced on September 29, 2010.

Cash outflows for investing activities for the quarter ended September 30, 2010 were $32.6 million compared with $13.5 million for the quarter ended September 30, 2010.  For the nine month period ended September 30, 2010 cash outflows were $62.4 million compared with $57.4 million for the same period of 2009.  These outflows mainly relate to the net cash expenditure on exploration activities net of IPI cash calls, which were partly offset by the movement in the restricted cash balance governed by the BNP Paribas working capital facility and OPIC secured loan and timing of development stream (Upstream and Midstream - Liquefaction) payments which are classified under investing activities.  These outflows have been partly offset by the receipt of the final installment of $13.9 million during first quarter of 2010 relating to the sale of a 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG Operations Ltd. in September 2009, pursuant to an option granted in May 2007.

Cash inflows from financing activities for the quarter ended September 30, 2010 amounted to $24.7 million, as compared with $5.3 million during the quarter ended September 30, 2009.  For the nine month period ended September 30, 2010 cash inflows were $65.3 million compared with $17.9 million for the same period in 2009.  The financing activities section in the cash flow statement includes receipts of cash from the exercise of stock options, receipts of cash contributions from Mitsui & Co. Ltd and Petromin PNG Holdings Limited (“Petromin”) for Upstream development projects, receipt of a secured loan from Clarion Finanz, as well as the movement in the working capital facility balance with BNP Paribas.  The cash inflows/outflows due to the working capital facility drawdown/repayments are due to the timing of cash flows and use of working capital.

Management Discussion and Analysis   INTEROIL CORPORATION   10

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended September 30, 2010 by business segment, and on a consolidated basis.

Quarters ended ($ thousands except per share	2010			2009				2008
data)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	714	1,349	998	1,027	1,011	660	611	487
Midstream – Refining	173,379	194,016	152,093	173,438	141,295	114,347	145,523	194,617
Midstream – Liquefaction	0	0	0	0	1	2	4	23
Downstream	133,508	119,300	109,687	118,270	107,712	85,472	78,572	128,540
Corporate	18,295	11,321	12,093	10,539	10,087	8,640	7,753	9,591
Consolidation entries	(117,437)	(100,637)	(96,052)	(93,971)	(86,509)	(60,625)	(70,801)	(114,691)
Total revenues	208,459	225,349	178,819	209,303	173,597	148,496	161,662	218,567
Upstream	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)	(469)	(2,483)
Midstream – Refining	15,785	16,962	4,402	8,492	8,199	14,134	14,747	(13,976)
Midstream – Liquefaction	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)
Downstream	1,674	7,060	4,492	4,391	6,542	4,150	3,241	(7,244)
Corporate	(4,510)	1,751	4,402	1,765	1,980	1,897	3,051	226
Consolidation entries	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,865)
EBITDA (1)	(8,621)	14,888	4,859	9,138	(18,587)	17,855	10,924	(28,843)
Upstream	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,133)	(4,003)
Midstream – Refining	11,998	12,056	(74)	18,070	3,762	9,624	10,350	(19,490)
Midstream – Liquefaction	(4,970)	(360)	(911)	(1,591)	(2,481)	(1,765)	(2,552)	(2,597)
Downstream	(325)	3,719	671	2,371	3,440	1,742	964	(5,901)
Corporate	(5,398)	1,796	3,544	3,036	1,602	(677)	349	(2,275)
Consolidation entries	908	(1,438)	(191)	1,047	(237)	2,894	(4,332)	37
Net profit/(loss)	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436	2,646	(34,229)
Net profit/(loss) per share (dollars)
Per Share – Basic	(0.33)	0.18	(0.07)	0.45	(0.60)	0.25	0.07	(0.96)
Per Share – Diluted	(0.33)	0.17	(0.07)	0.43	(0.60)	0.24	0.07	(0.96)
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis   INTEROIL CORPORATION   11

QUARTER AND NINE MONTH PERIOD IN REVIEW

The following section provides a review of the quarter and nine months ended September 30, 2010 for each of our business segments.

UPSTREAM – QUARTER AND NINE MONTH PERIOD IN REVIEW

Upstream – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2010	2009	2010	2009
Other non-allocated revenue	714	1,011	3,061	2,282
Total revenue	714	1,011	3,061	2,282
Office and administration and other expenses	(3,502)	(1,316)	(8,321)	(3,888)
Exploration costs	(1,059)	12	(3,372)	(235)
Gain on sale of oil and gas properties	2,141	-	2,141	1,087
Loss on extinguishment of IPI liability	(8,795)	(28,562)	(8,795)	(28,562)
Foreign Exchange gain/(loss)	(1,252)	(241)	(1,928)	(919)
EBITDA (1)	(11,753)	(29,096)	(17,214)	(30,235)
Depreciation and amortization	(232)	(132)	(449)	(394)
Interest expense	(4,600)	(2,164)	(13,046)	(5,279)
Loss before income taxes and non-controlling interest	(16,585)	(31,392)	(30,709)	(35,908)
Income tax expense	-	-	-	-
Net (loss)/profit	(16,585)	(31,392)	(30,709)	(35,908)
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Upstream Financial Results Comparing Quarter and Nine Months Ended September 30, 2010 and 2009

The following analysis outlines the key movements, the net of which primarily explains the difference in the results between the quarters and nine months ended September 30, 2010 and 2009.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$14.8	$5.2	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($1.1)	($3.1)
Higher exploration costs during current periods for seismic acquisition over the Bwata field and the Wolverine prospect which are expensed as incurred under the successful efforts method of accounting.

➢	($2.2)	($4.4)
Increase in office and administration and other expenses due primarily to higher drilling rig and equipment maintenance expenses, and higher consulting costs in relation to the transactions that are intended to enhance and accelerate the development of our LNG operations.

➢	$19.8	$19.8
Lower loss on extinguishment of IPI liability in current quarter in relation to the 0.4% IPI interest buy back in current period, compared with the 4.3364% interest bought back in the same quarter of 2009.

➢	($2.4)	($7.8)	Higher interest expense due to an increase in inter-company loan balances.

Management Discussion and Analysis   INTEROIL CORPORATION   12

MIDSTREAM - REFINING – QUARTER AND NINE MONTH PERIOD IN REVIEW

Midstream Refining – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2010	2009	2010	2009
External sales	74,223	64,786	246,971	209,575
Inter-segment revenue	99,142	76,457	272,380	191,440
Interest and other revenue	14	52	137	150
Total segment revenue	173,379	141,295	519,488	401,165
Cost of sales and operating expenses	(155,703)	(127,492)	(467,873)	(352,313)
Office and administration and other expenses	(2,985)	(2,899)	(8,536)	(7,772)
Derivative gain/(loss)	(66)	78	(529)	1,009
Foreign Exchange gain/(loss)	1,160	(2,783)	(5,402)	(5,009)
EBITDA (1)	15,785	8,199	37,148	37,080
Depreciation and amortization	(2,195)	(2,755)	(7,655)	(8,167)
Interest expense	(1,693)	(1,682)	(5,075)	(5,177)
Profit before income taxes and non-controlling interest	11,897	3,762	24,418	23,736
Income tax expense	101	-	(438)	-
Net profit	11,998	3,762	23,980	23,736

Gross Margin (2)	17,662	13,751	51,478	48,702
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.
(2)
Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses and is reconciled to Canadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Midstream - Refining Operating Review

Key Refining Metrics	Quarter ended Sep 30,		Nine months ended Sep 30,
	2010	2009	2010	2009
Throughput (barrels per day)(1)	27,515	19,657	25,383	21,215
Capacity utilization (based on 36,500 barrels per day operating capacity)	63%	50%	60%	48%
Cost of production per barrel(2)	$3.67	$3.27	$3.07	$3.27
Working capital financing cost per barrel of production(2)	$0.43	$0.45	$0.43	$0.37
Distillates as percentage of production	49.3%	59.7%	49.6%	57.8%
(1)	Throughput per day has been calculated excluding shut down days. During the quarter ended September 30, 2010 and 2009, the refinery was shut down for 17 days and 10 days, respectively.

(2)
Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput.  Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of finished product that we imported during the quarter.

During the quarter ended June 30, 2010, the Customs Services Commission of Papua New Guinea (“Commission”) undertook a historical review of our petroleum product imports into Papua New Guinea.  Subsequent to the end of the quarter, the Commission confirmed the Company’s position in relation to the application of goods and services tax and excise.  Certain administrative and procedural matters concerning Papua New Guinean goods and services tax and excise are continuing to be reviewed and discussed with the Commission.

Management Discussion and Analysis   INTEROIL CORPORATION   13

Analysis of Midstream - Refining Financial Results Comparing the Quarters and Nine Months Ended September 30, 2010 and 2009

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2010 and 2009.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$8.2	$0.2	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$3.9	$2.8	Change in Gross Margin was due to the following contributing factors:
			+	Lower volatility in crude prices
			+	Lower Tapis based crude pricing resulting in improved refining crack spreads over all products
			+	Improved LSWR and Naphtha premiums
			+	More shutdown days in the third quarter, however higher throughput to offset the lower operating days
			-	Lower availability of preferred crude feedstock compared to prior year periods resulting in weaker refining yield structure and lower distillate production percentage in the current year period.
			-	Hedge gains realized on close out of long term hedges in early 2009, compared with little or no hedging in current periods.

➢	$3.9	($0.4)
Increase in foreign exchange gain for the month due to movements of PGK against the USD, and PGK rates being achieved from banks on conversion of the PGK sales revenue into USD for repayment of working capital facility. The rates achieved fluctuate significantly based on the extent to which other PNG participants are looking to convert their foreign currencies.  We are unable to do any currency hedging due to the relatively small size of the PGK foreign exchange market.

➢$	($0.1)	($1.5)		Movement in gains/(losses) from derivative contracts undertaken as part of our risk management strategy that were not accounted for as hedges.

Management Discussion and Analysis   INTEROIL CORPORATION   14

MIDSTREAM - LIQUEFACTION – QUARTER AND NINE MONTH PERIOD IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2010	2009	2010	2009
Interest and other revenue	-	1	1	7
Total segment revenue	0	1	1	7
Office and administration and other expenses	(4,513)	(2,107)	(5,093)	(5,909)
Foreign Exchange gain/(loss)	(75)	(14)	(61)	43
EBITDA (1)	(4,588)	(2,120)	(5,153)	(5,859)
Depreciation and amortization	(6)	(10)	(19)	(51)
Interest expense	(376)	(348)	(1,069)	(841)
Loss before income taxes and non-controlling interest	(4,970)	(2,478)	(6,241)	(6,751)
Income tax expense	-	(3)	-	(47)
Net loss	(4,970)	(2,481)	(6,241)	(6,798)
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Midstream - Liquefaction Financial Results Comparing the Quarters and Nine Months Ended September 30, 2010 and 2009

This segment results include the proportionate consolidation of our interest in the joint venture development of a proposed midstream gas liquefaction plant.  The development is being progressed through PNG LNG Inc. (we hold 86.66% shareholding interest through our wholly-owned subsidiary, InterOil LNG Holdings) and its subsidiaries.

All costs incurred, subsequent to the execution of the shareholders’ agreement on July 31, 2007, and through the pre-acquisition and feasibility stage have been expensed as incurred, unless they were directly identified with the property, plant and equipment of the LNG Project.  Since the execution of the LNG Project Agreement by a subsidiary of PNG LNG Inc. with the Independent State of Papua New Guinea in December 2009, all project-related direct costs have been capitalized, other than overheads and other costs that are incurred in the normal course of running the business which are expensed.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2010 and 2009.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	($2.5)	$0.6	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($2.4)	$0.8
Reduction in office, administration and other expenses for the nine month period due to capitalization of direct expenses relating to the LNG Project during the current periods, and reduced consulting expenses incurred as the Project Agreement was executed in December 2009.  The prior period balances also included loss on proportionate consolidation of PNG LNG Inc. subsequent to the acquisition of Merrill Lynch’s interest in early 2009.

Increase in quarterly office, administration and other expenses due to higher management expenses and share compensation costs related to the LNG Project development.

Management Discussion and Analysis   INTEROIL CORPORATION   15

DOWNSTREAM QUARTER AND NINIE MONTH PERIOD IN REVIEW

Downstream – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2010	2009	2010	2009
External sales	133,254	107,277	361,724	270,898
Inter-segment revenue	10	46	70	115
Interest and other revenue	244	389	701	743
Total segment revenue	133,508	107,712	362,495	271,756
Cost of sales and operating expenses	(128,018)	(97,658)	(337,427)	(248,738)
Office and administration and other expenses	(3,519)	(3,674)	(10,834)	(9,910)
Foreign Exchange gain/(loss)	(297)	162	(1,007)	825
EBITDA (1)	1,674	6,542	13,227	13,933
Depreciation and amortization	(739)	(658)	(2,050)	(1,971)
Interest expense	(938)	(1,045)	(2,905)	(3,200)
Profit before income taxes and non-controlling interest	(3)	4,839	8,272	8,762
Income tax expense	(322)	(1,399)	(4,206)	(2,616)
Net profit	(325)	3,440	4,066	6,146

Gross Margin (2)	5,246	9,665	24,367	22,275

(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(2)
Gross Margin is a non-GAAP measure and is “external sales” and “inter-segment revenue” less “cost of sales and operating expenses” and is reconciled to Candadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Downstream Operating Review

Key Downstream Metrics	Quarter ended Sep 30,		Nine Months ended Sep 30,
	2010	2009	2010	2009
Sales volumes (millions of liters)	166.6	154.9	456.2	429.8

In June 2009, the Papua New Guinea Independent Consumer and Competition Commission (“ICCC”) commenced a review into the pricing arrangements for petroleum products in PNG.  The last such review was undertaken during 2004 and was due to expire on December 31, 2009.  The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue, or be revised for the next five year period.  We provided detailed submissions to the ICCC.  After a number of consultations with industry participants and numerous deferrals, the ICCC released its final report in November 2010.  The report recommends an increase in margins for wholesaling and certain other activities while the retail margin is to remain the same.  It also recommends some increases in monitoring industry activity in PNG.  The report and recommendations it contains appear beneficial for the industry in PNG including our Downstream business.  The revised pricing and monitoring regime will next be reviewed at the end of 2014.

Management Discussion and Analysis   INTEROIL CORPORATION   16

Analysis of Downstream Financial Results Comparing the Quarters and Nine Months Ended September 30, 2010 and 2009

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2010 and 2009.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	($3.8)	($2.1)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($4.4)	$2.1	During the third quarter, the prices of the major products declined leading to lower margins on inventories sold during the period.

➢	$1.1	($1.6)	Increase in income tax expense due to higher profit for the nine month period, and under-provision of deferred tax expense in the prior year taken during first quarter of 2010.

➢	$0.2	($0.9)
Increase in office and administration and other expenses mainly relating to higher staff salary costs due to the strengthening of the PGK against the USD, and higher lease and utility costs of office premises in PNG.

➢	($0.5)	($1.8)	Foreign exchange movements during the periods due to the currency fluctuations between PGK and the USD.

CORPORATE – QUARTER AND NINE MONTH PERIOD IN REVIEW

Corporate – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2010	2009	2010	2009
Inter-segment revenue	12,179	6,182	23,967	16,492
Interest revenue	6,116	3,831	17,741	9,914
Other non-allocated revenue	-	74	-	74
Total revenue	18,295	10,087	41,708	26,480
Office and administration and other expenses	(12,788)	(8,610)	(29,304)	(21,131)
Derivative Loss	608	-	390	-
Foreign Exchange gain/(loss)	1,375	503	848	1,579
Litigation Settlement expense	(12,000)		(12,000)	0
EBITDA (1)	(4,510)	1,980	1,642	6,928
Depreciation and amortization	(17)	(40)	(90)	(232)
Interest expense	(342)	-	(383)	(3,924)
Profit/(loss) before income taxes and non- controlling interest	(4,869)	1,940	1,169	2,772
Income tax expense	(529)	(339)	(1,229)	(1,498)
Net profit/(loss)	(5,398)	1,601	(60)	1,274
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis   INTEROIL CORPORATION   17

Analysis of Corporate Financial Results Comparing the Quarters Ended September 30, 2010 and 2009

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2010 and 2009.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	($7.0)	($1.3)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($12.0)	($12.0)
Litigation settlement expense on account of the accrual of the agreed settlement of the Todd Peters et al litigation for which we issued 199,677 common shares to the plaintiffs valued at $12.0 million.

➢	$1.9	$11.4
Reduced interest expenses (net of recharged intercompany interest revenue from other segments) due to mandatory conversion in June 2009 of the remaining portion of the $95.0 million debentures issued in May 2008, and higher interest charges to other business segments on increased loan balances.

➢	$1.8	($0.7)
Increase in net office and administration and other expenses for the nine month period after recharges to other streams (included in inter-segment revenue). Higher office and administration and other expenses, mainly resulting from higher salaries and wages expenses due to a strengthening of the AUD against the USD compared to the prior year periods.

CONSOLIDATION ADJUSTMENTS – QUARTER AND NINE MONTH PERIOD IN REVIEW

Consolidation adjustments – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2010	2009	2010	2009
Inter-segment revenue (1)	(111,330)	(82,685)	(296,416)	(208,046)
Interest revenue (5)	(6,107)	(3,824)	(17,710)	(9,889)
Total revenue	(117,437)	(86,509)	(314,126)	(217,935)
Cost of sales and operating expenses (1)	98,013	76,189	269,559	189,673
Office and administration and other expenses (2)	14,195	6,228	26,043	16,607
EBITDA (3)	(5,229)	(4,092)	(18,524)	(11,655)
Depreciation and amortization (4)	32	33	97	97
Interest expense (5)	6,107	3,824	17,710	9,889
Profit/(loss) before income taxes and non-controlling interest	910	(235)	(717)	(1,669)
Non-controlling interest	(2)	(2)	(5)	(5)
Net profit/(loss)	908	(237)	(722)	(1,674)

Gross Margin (6)	(13,317)	(6,496)	(26,857)	(18,373)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5)	Includes the elimination of interest accrued between segments.

(6)
Gross Margin is a non-GAAP measure and is “inter-segment revenue elimination” less “cost of sales and operating expenses” and represents elimination upon consolidation of our refinery sales to other segments.  This measure is reconciled to Canadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis   INTEROIL CORPORATION   18

Analysis of Consolidation Adjustments Comparing the Quarters and Nine Months Ended September 30, 2010 and 2009

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the quarters and nine months ended September 30, 2010 and 2009.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$1.1	$1.0	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.1	$1.0
Increase in net income due to changes in intra-group profit eliminated on consolidation between Midstream – Refining and Downstream segments in the prior periods relating to the Midstream – Refining segment’s profit component of inventory on hand in the Downstream segment at period ends.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at September 30, 2010.

Organization	Facility	Balance outstanding Sep 30, 2010	Maturity date
OPIC secured loan	$49,000,000	$49,000,000	December 2015
BNP Paribas working capital facility	$190,000,000	$46,105,706 (1)	December 2010
Westpac working capital facility facility	$30,000,000	$4,798,230	October 2011
BSP working capital facility	$18,750,000	$0	October 2011
Clarion Finanz A.G.	$25,000,000	$25,000,000	January 31, 2011
Mitsui unsecured loan	$2,727,291 (2)	$2,727,291	Not Applicable
(1)	Excludes letters of credit totaling $32.4 million.
(2)	Facility is to fund our share of the CSP costs as they are incurred pursuant to the JVOA.

OPIC Secured Loan (Midstream)

On September 12, 2001, we entered into a loan agreement with OPIC for provision of an $85.0 million project financing facility for the development of our refinery in PNG.  The loan is primarily secured by the assets of the refinery and by a parent guarantee from InterOil Corporation.  The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears.  Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015.  At September 30, 2010, an amount of $6.2 million was held as deposit on secured loan to secure our December 31, 2010 principal and interest payments.

Management Discussion and Analysis   INTEROIL CORPORATION   19

BNP Paribas Working Capital Facility (Midstream)

This working capital facility is used to finance purchases of crude feedstock for our refinery.  In accordance with the agreement with BNP Paribas, the total facility is split into two components, Facility 1 and Facility 2.  Facility 1 ha a limit of $130.0 million and can be used for the issuance of documentary letters of credit and standby letters of credit, short term advances, advances on merchandise, freight loans, receivables financing and has a sublimit of Euro 18.0 million or the USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.  Facility 2 allows borrowings of up to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas.  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility is renewable annually.  During the quarter ended December 31, 2009, the facility was renewed to December 31, 2010.

As of September 30, 2010, $111.5 million remained available for use under the facility.  The facility bears interest at LIBOR plus 3.5% on short term advances.  The weighted average interest rate under the working capital facility was 2.63% for the nine months ended September 30, 2010 (compared to 4.01% for the same period of 2009), after including the reduction in interest due to the deposit amounts (restricted cash) maintained as security.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $56.3 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The facility limit as at September  30, 2010 was PGK 130.0 million (approximately $48.8 million).

The Westpac facility limit is PGK 80.0 million (approximately $30.0 million) and the BSP facility limit was initially PGK 70.0 million (approximately $26.3 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and was renewed in October 2010 at a limit of PGK 50.0 million (approximately $18.8 million).  As at September 30, 2010, PGK 12.8 million (approximately $4.8 million) of this combined facility had been utilized.  The weighted average interest rate under the Westpac facility was 9.50% for the nine months to September 30, 2010.  The weighted average interest rate under the BSP facility was 9.20% for the nine months to September 30, 2010.

Clarion Finanz A.G. Secured Loan (Upstream)

On August 11, 2010, we entered Corporate into a $25 million secured term loan bearing a 10% interest rate with Clarion Finanz.  The amount was made available in two installments of $12.5 million and each installment was drawn down during August 2010. The term loan facility matures on January 31, 2011 and is being used for upstream development and general corporate purposes. We have agreed to pledge to Clarion Finanz a 2.5% interest in the Elk and Antelope fields as collateral for the facility.  The weighted average interest rate under the Clarion facility was 10% for the period to September 30, 2010.

Mitsui Unsecured Loan (Upstream)

On April 15, 2010, we entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui relating to the proposed CSP for the Elk and Antelope fields.  Mitsui and InterOil are to hold equal shares in the joint venture.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.  On August 4, 2010, the JVOA for the CSP was entered into.

The portion of funding that relates to Mitsui’s share of the project as at September 30, 2010, amounting to $3.7 million, is held in current liabilities as the agreement requires repayment if a FID is not reached by the end of March 2011.  The portion of funding that relates to InterOil’s share of the project (amounting to $2.7 million), funded by Mitsui, is classed as an unsecured loan and interest is accrued daily based on LIBOR plus a margin of 6%.

Management Discussion and Analysis   INTEROIL CORPORATION   20

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above.  Also, our exploration and development activities require funding beyond our operational cash flows.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

Other Sources of Capital

Upstream

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs are funded from capital raising activities, operational cash flows and asset sales.

On October 30, 2008, Petromin, a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State“), entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields once the State’s right to such an interest crystallized under relevant legislation.  If certain conditions in the agreement are met, Petromin has agreed to fund 20.5% of the costs of developing the Elk and Antelope fields.  The State’s right to invest arises under legislation and is exercisable upon issuance of the Petroleum Development License (“PDL”), which has not yet occurred.  The agreement contains certain provisions applicable in the event that the PDL is not applied for or issued within certain timeframes.  On grant of a PDL, Petromin has agreed to pay us 20.5% of all other sunk costs incurred by InterOil prior to entering into the agreement.  Until the PDL is granted, any payment made by Petromin is to be separately held in a liability account in accordance with the provisions of the agreement.  Once the PDL is granted, the conveyance of this interest to the State is able to occur, and we are obliged to distribute the proceeds received from Petromin between the existing interest holders (currently InterOil, IPI holders and Pacific LNG Operations Limited) on a pro-rata basis based on the interest surrendered by each to the State.  The State may also elect to participate in a further 2.0% working interest on behalf of the landowners of the licensed areas.  As at September 30, 2010, $13.9 million had been received from Petromin.

Cash calls are made to IPI investors, Pacific LNG Operations Ltd (for its 2.5% direct interest acquired during 2009) and Petromin for their share of amounts spent on appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

In addition, as noted under summary of debt facilities section above, we entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui & Co. relating to our proposed CSP for the Elk and Antelope fields.  As at September 30, 2010, $3.7 million has been received from Mitsui for their proportion of cash calls and sunk costs in relation to the venture.   Mitsui has also provided a loan to us for $2.7 million of our costs in relation the project.

Subsequent to the quarter end, on November 5, 2010, we have undertaken concurrent public offerings of $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015 and 2,799,950 common shares at an exercise price of $75.00 per share for $210.0 million, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and estimated offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010.  We intend to use these proceeds for the development and construction of the proposed CSP and related facilities and a LNG plant and related facilities, exploration and development activities in PNG, the repayment of loan with Clarion Finanz AG, and general corporate purposes.

Management Discussion and Analysis   INTEROIL CORPORATION   21

Summary of Cash Flows

($ thousands)	Quarter ended Sep 30,		Nine months ended Sep 30,
	2010	2009	2010	2009
Net cash inflows/(outflows) from:
Operations	12,339	(27,502)	(13,204)	51,224
Investing	(32,589)	(13,466)	(62,433)	(57,400)
Financing	24,651	5,321	65,254	17,909
Net cash movement	4,401	(35,647)	(10,383)	11,733
Opening cash	31,665	96,351	46,449	48,971
Closing cash	36,066	60,704	36,066	60,704

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarters and Nine Months Ended September 30, 2010 and 2009

The following table outlines the key variances in the cash flows from operating activities between quarters and nine months ended September 30, 2010 and 2009:

	Quarter variance ($ millions)	Nine months variance ($ millions)

	$39.8	($64.4)	Variance for the comparative periods primarily due to:

➢	($1.6)	($17.1)
Increase in cash used by operations prior to changes in operating working capital due to reduced margins from our downstream business and the timing difference between the recognition and settlement of derivatives.

➢	$41.5	($47.3)	Decrease/(increase) in cash used by operations due to the timing of receipts, payments and inventory purchases.

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters and Nine Months Ended September 30, 2010 and 2009

The following table outlines the key variances in the cash flows from investing activities between quarters and nine months ended September 30, 2010 and 2009:

	Quarter variance ($ millions)	Nine months variance ($ millions)

	($19.1)	($5.0)	Variance for the comparative periods primarily due to:

➢	($10.0)	($27.8)
Higher cash outflows for the quarter and nine months to September 30, 2010 on exploration expenditures compared to the prior year period.  The outflows related primarily to the Antelope 2 horizontal drilling, development seismic program on the Antelope structure, seismic on the Bwata field and the Wolverine prospect, and the Condensate Stripping Project.

➢	($6.6)	$3.0	(Lower)/higher cash calls and related inflows from IPI investors.

➢	($2.7)	($3.4)
Higher expenditure on acquisition of plant and equipment.  Current period expenditure is mainly associated with capitalized LNG Project costs, tank upgrades and additional camp facilities at the refinery.

Management Discussion and Analysis   INTEROIL CORPORATION   22

➢	-	$13.9
Receipt in the first quarter of 2010 of the final installment of $13.9 million relating to the sale of 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG Operations Ltd. in September 2009.

➢	$1.4	$0.2	Higher cash inflows due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility.

➢	($1.2)	$9.1
Increase in cash used in our Upstream development segment for working capital requirements.  This working capital relates to movements in accounts payable and accruals in our Upstream and Midstream - Liquefaction operations.

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters and Nine Months Ended September 30, 2010 and 2009

Following table outlines the key variances in the cash flows from financing activities between quarters and nine months ended September 30, 2010 and 2009:

	Quarter variance ($ millions)	Nine months variance ($ millions)

	$19.3	$47.3	Variance for the comparative periods primarily due to:

➢	($3.9)	$93.9	(Lower)/higher utilization of the BNP Paribas working capital facility

➢	-	$0.9	Net proceeds from the cash call made to Pacific LNG Operations Ltd for its share of costs incurred by PNG LNG Inc. and its subsidiaries in the quarter ended June 30, 2010.

➢.	($3.5)	($72.4)
Lower net proceeds from the issuance of common shares in the nine months ending September 30, 2010 compared to the prior year.  During the quarter ended June 30, 2009 we completed a $74.0 million registered stock offering to certain institutional investors.

➢	$3.2	$6.4	Funding from Mitsui relating to the CSP.

➢	$24.0	$24.0	Drawdown of the Clarion Finanz loan in the quarter ending September 30, 2010, net of fees.

➢	-	($3.6)	Proceeds received from Clarion Finanz during the nine months ending September 30, 2009 relating to the acquisition of a direct 2.5% working interest in the Elk and Antelope fields.

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the quarter ended September 30, 2010 were $27.5 million compared with $17.5 million during the same period of 2009.  Total expenditures for the nine month period to September 30, 2010 were $89.0 million compared with $61.1 million during the same period in 2009.

Management Discussion and Analysis   INTEROIL CORPORATION   23

The following table outlines the key expenditures in the quarter and nine months ended September 30, 2010:

Quarter ($ millions)	Nine Months ($ millions)

$27.5	$89.0	Expenditures in the quarter and nine months ended September 30, 2010 due to:

➢	$15.9	$55.5	Drilling and testing costs on the Antelope-2 well.

➢	$0.2	$4.5	Conducting development seismic program on the Antelope structure.

➢	$0.9	$2.7	Conducting seismic acquisitions in relation to the Bwata field and the Wolverine prospect.

➢	$6.6	$12.3	Costs for early works in respect of the CSP.

➢	-	$2.0	Site preparation costs for the Antelope-3 appraisal well.

➢	$3.9	$12.0	Other expenditures, including purchase of a second rig and other fixed assets, and drilling consumable purchases.

IPI investors and Pacific LNG Operations (2.5% direct interest in Elk and Antelope fields) are required to fund 25.4386% as at September 30, 2010 of the Elk and Antelope extended well program costs to maintain their interest in that well program.  This is the net interest to be funded by third parties after the completion of IPI buyback of 5.2364% by us to date and the sale of 2.5% interest to Pacific LNG Operations Limited in September 2009 pursuant to the option agreement of 2007.  The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for these interests.

Petromin has agreed to fund 20.5% of ongoing costs for developing the fields.  Petromin contributed $0.5 million in the quarter ended September 30, 2010 and $3.5 million in the nine months ended September 30, 2010.  All funds received are being treated as a deposit until a PDL is granted.

The preliminary funding agreement entered into with Mitsui provides for funding by Mitsui of all the costs relating to the CSP. 50% of the funding is for Mitsui’s share of the project and the other 50% is funding by Mitsui of our share of the project.  Mitsui has contributed $3.2 million during the quarter and $6.4 during the nine months ended September 30, 2010 for both Mitsui’s and our share of the project.  In the event that a positive FID is not reached or made, we will be required to refund Mitsui’s contributions within a specified period.

Midstream Capital Expenditures

Capital expenditures totaled $2.7 million in our Midstream - Refining segment for the nine months ended September 30, 2010, mainly associated with the major turnaround shutdown, tank upgrades and camp and office refurbishments.

Following the signing of the LNG Project Agreement with the State in December 2009, $1.3 million of costs incurred during the nine months in relation to the Midstream - Liquefaction segment have been capitalized.

Downstream Capital Expenditures

Capital expenditures for the Downstream segment totaled $4.2 million for the nine months ended September 30, 2010.  These expenditures mainly related to a number of upgrade projects across various terminals and depots, and purchase of motor vehicles.

Corporate Capital Expenditures

Capital expenditures for the Corporate segment totaled $2.4 million for the nine months ended September 30, 2010.  These expenditures mainly related to project costs in relation to the Enterprise Resource Planning system implementation.

Capital Requirements

The oil and gas exploration and development, refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital.  The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.  No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us.

Management Discussion and Analysis   INTEROIL CORPORATION   24

The majority of our “net cash from operating activities” adjusted for “proceeds from/(repayments of) working capital facilities” are used in our appraisal and development programs for the Elk and Antelope fields in PNG.  Our net cash from working activities is not sufficient to fund those appraisal and development programs.

Upstream

We are required under our $125.0 million Amended and Restated Indirect Participation Agreement (“IPI Agreement”) of 2005 to drill eight exploration wells.  We have drilled four wells to date.  As at September 30, 2010, we are committed to spend a further $83.0 million as a condition of renewal of our petroleum prospecting and retention licenses up to 2014.  Of this $83.0 million commitment, as at September 30, 2010, management estimates that $46.4 million would be used to drill the final four wells and satisfy the commitments in relation to the Amended and Restated IPI Agreement of February 2005.

We will likely need to raise additional funds in order for us to complete the programs and meet our exploration commitments.  Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans.  No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us.

We will also be required to obtain substantial amounts of financing for the development of Elk and Antelope fields, condensate stripping plant and delivery of gas to the LNG Project and it would take a number of years to complete these projects.  In the event that the commercial viability of these projects is established, we plan to use a combination of debt, equity and/or the partial sale of capitalized properties to raise adequate capital.  The Pre-FEED analysis for the CSP was completed and on April 15, 2010 we signed a preliminary works joint venture and preliminary works financing agreement with Mitsui & Co Ltd for the condensate stripping venture for the Elk and Antelope fields.  We are also progressing the asset sell down process.

The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.

Midstream - Refining

The refinery conducted an extended maintenance shutdown which began on September 29, 2010 and was completed on October 25, 2010.  We believe that we will have sufficient funds from our operating cash flows to pay our estimated capital expenditures associated with our Midstream – Refining segment in 2010, including this major shutdown.  We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.  Should there be a major deterioration in refining margins, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  No assurances can be given that we will be able to do so on acceptable terms.

Midstream - Liquefaction

We and our current joint venture partner in the LNG Project, Pacific LNG Operations Ltd., are currently in the process of inviting bids from industry majors and other interested parties to participate in the LNG Project as a joint venture partner in association with the direct sell down process previously referred to.

On September 28, 2010, we announced that we had, along with Liquid Niugini Gas Ltd., our joint venture LNG Project company with Pacific LNG Operations Ltd., signed a Heads of Agreement (HOA) with Energy World Corporation Ltd. to construct a two million tonne per annum land based LNG plant in the Gulf Province of Papua New Guinea.  In return for its commitment to fully fund the LNG plant, the HOA provides that Energy World is to be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions, and subject to adjustments based on timing and execution. The HOA sets out the major terms and conditions which the parties intend to include in the Train 1 Funding and Shareholder’s Agreements. The final terms of those agreements are subject to negotiation among the various parties to the HOA, and the parties to the HOA are under no obligation to agree to the final terms.

Management Discussion and Analysis   INTEROIL CORPORATION   25

Completion of any LNG plant will require substantial amounts of financing and construction will take a number of years to complete.  As a joint venture partner in the LNG Project, if the project proceeds, we would be required to fund our share of the development costs.  No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction.  The availability and cost of capital is highly dependent on market conditions and our circumstances at the time we raise such capital.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2010.

Contractual Obligations and Commitments

The following table contains information on payments required to meet contracted obligations due for each of the next five years and thereafter.  It should be read in conjunction with our financial statements for the quarter ended September 30, 2010 and the notes thereto:

Contractual obligations ($ thousands)	Payments Due by Period
	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Secured and Unsecured loans (3)	76,727	36,727	9,000	9,000	9,000	9,000	4,000
Indirect participation interest (1)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	19	19	-	-	-	-	-
Petroleum prospecting and retention licenses (2)	83,000	4,500	9,500	20,000	14,850	34,150	-
Total	161,130	41,786	19,344	29,000	23,850	43,150	4,000
(1)
These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003 (Indirect Participation Interest - PNGDV).  See Note 19 to our financial statements for the quarter and nine months ended September 30, 2010.

(2)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses.  Of this $83.0 million commitment, as at September 30, 2010, management estimates that $46.4 million would satisfy the commitments in relation to the IPI investors

(3)
This excludes the contractual interest payments on the principal amount. The effective interest rate on this loan for the quarter ended September 30, 2010 was 6.79%.  The annual effective interest rate will be applied to the outstanding balance for the contractual interest payment calculation.

Off Balance Sheet Arrangements

Neither during the quarter, nor as at September 30, 2010, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $112,500 during the nine months ended September 30, 2010 (September 2009 - $112,500).  This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil LDC, in compliance with OPIC loan requirements.

Management Discussion and Analysis   INTEROIL CORPORATION   26

Breckland Limited, a company controlled by Mr. Roger Grundy, one of our directors, provides technical and advisory services to us on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the nine months ended September 30, 2010 amounted to $22,550 (September 2009 - $nil).

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized.  As of September 30, 2010, we had 44,100,535 common shares (46,548,388 common shares on a fully diluted basis) and no preferred shares outstanding.  Subsequent to the quarter end, on November 10, 2010, we issued an additional 2,799,950 common shares pursuant to the public offerings undertaken.  The dilutive instruments outstanding as at September 30, 2010 included employee stock options and restricted stock in respect of 1,969,040 common shares, IPI conversion rights to 473,813 common shares, and 5,000 common shares able to be issued to Petroleum Independent and Exploration Corporation in exchange for the 5,000 shares it holds in our subsidiary, S.P. InterOil LDC.

Derivative Instruments

Our revenues are derived from the sale of refined products.  Prices for refined products and crude feedstocks can be volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.  Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products.  These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced.  Conversely, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin

The derivative instrument which we generally use is the over-the-counter (OTC) swap.  The swap transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (“IPE”) and Nymex Exchanges.  We believe these hedge counterparties to be credit worthy.  It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities.  The derivatives swap instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai.  Using these tools, we actively engage in hedging activities to lock in margins.  Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At September 30, 2010, we had a net payable of $66,090 (September 2009 – receivable of $77,525) relating to commodity hedge contracts for which hedge accounting was not applied.  The gain on hedges for which final pricing will be determined in future periods was $nil (September 2009 - $3.8 million and was included in comprehensive income).

No gain was recognized from the effective portion of priced out hedge accounted contracts for the nine months ended September 30, 2010 (September 2009 –$13.4 million), and no gain was recognized on the ineffective portion of hedge accounted contracts for the nine months ended September 30, 2010 (September 2009 –$0.3 million).  A loss of $0.5 million was recognized on the non-hedge accounted derivative contracts for the nine months ended September 30, 2010 (September 2009 – gain of $0.7 million).

Management Discussion and Analysis   INTEROIL CORPORATION   27

In addition to the commodity derivative contracts, we have also entered into foreign exchange derivative contracts to manage our foreign exchange risk in relation to Australian Dollars (“AUD”).  As at September 30, 2010 we had a net receivable of $0.3 million relating to our foreign currency derivatives.  A gain of $0.4 million was recognized on these contracts for the nine months ended September 30, 2010.

For a detailed description of our current derivative contracts as of September 30, 2010, see Note 7 to our financial statements for the quarter and nine months ended September 30, 2010.

RISK FACTORS

Our business operations and financial position are subject to a range of risks.  A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Forward Looking Statements” above.  Detailed risk factors can be found under the heading “Risk Factors” in our 2009 Annual Information Form available at www.sedar.com.  Other than as set forth below, there have not been any changes to our risk factors.

The implementation of a new enterprise resource planning system could cause a financial statement error not to be detected:

We are in the process of implementing a new Enterprise Resource Planning (ERP) system to replace our current system.  This new system will result in changes to our internal controls over financial reporting, including disclosure controls and procedures.  The possibility exists that the migration to a new ERP system could adversely affect the effectiveness of our internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2009, in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2009, available at www.sedar.com which summarizes our significant accounting policies.

NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards to be used by us in 2010, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2009 available at www.sedar.com.

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective for the year beginning January 1, 2010, no items have been identified as having any material impact on our financial statements.

Changeover to International Financial Reporting Standards (“IFRS”)

The Accounting Standards Board (“AcSB”) announced its intention to adopt International Financial Reporting Standards (“IFRS”) as Canadian GAAP, effective January 1, 2011.  In anticipation of the change, the AcSB is   revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.

We will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.

Management Discussion and Analysis   INTEROIL CORPORATION   28

We have an IFRS Steering Committee working under the oversight of the Audit Committee monitoring the IFRS transition plan.  Based on the work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to us, no major differences have yet been noted that would have any significant effect on transition to IFRS.  As a result of this assessment, we do not expect that there will be a significant impact on us in relation to our systems and internal controls.

We will continue to monitor the revisions being made by AcSB to the Canadian accounting standards to conform to IFRS in advance of the 2011 reporting periods.  Any revisions that will result in a change in the accounting policy of InterOil, on adoption of IFRS effective January 1, 2011, will be disclosed as policy changes in the financial statements.

The areas in which we anticipate revisions to accounting standards prior to the IFRS adoption date of January 1, 2011 that may affect InterOil’s accounting policies are:

-
Oil and Gas industry specific accounting under IFRS or Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions. International Accounting Standards Board (“IASB”) has commenced a project to publish guidelines on accounting for oil and gas transactions, which may be different from the current guidelines under U.S. GAAP.

-
Section 3055 - Joint Venture Interests under Canadian GAAP differs from similar guidance under IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint ventures.  IASB has commenced a project to remove the option for accounting for interests in jointly controlled entities using the proportionate consolidation method.  InterOil currently uses proportionate consolidation for accounting for the LNG joint venture under Canadian GAAP, and equity accounting for the same under U.S. GAAP.

-
Other areas that are being monitored include property plant and equipment measurement and impairment, measurement and recognition of provisions, enterprises in development stage, and the optional exemptions available under IFRS 1 which provides a mandatory framework for first time adopters which supersedes the transitional provisions of individual standards.

We have reviewed current guidance under IFRS 1 – ‘First-time Adoption of International Financial Reporting Standards’ in relation to the transitional provisions on ‘Exceptions to the retrospective application to other IFRSs’ and ‘Exemptions from other IFRSs’, and noted no major differences that would have any significant effect on transition to IFRS based on optional elections that we are proposing to make under this standard.

Management Discussion and Analysis   INTEROIL CORPORATION   29

NON-GAAP MEASURES AND RECONCILIATION

Gross Margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”.  The following table reconciles sales and operating revenues, a GAAP measure, to Gross Margin:

Consolidated – Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2010	2009	2010	2009
Midstream – Refining	173,365	141,243	519,351	401,015
Downstream	133,264	107,323	361,794	271,013
Corporate	12,179	6,182	23,967	16,492
Consolidation Entries	(111,331)	(82,685)	(296,416)	(208,046)
Sales and operating revenues	207,477	172,063	608,696	480,474
Midstream – Refining	(155,703)	(127,492)	(467,873)	(352,313)
Downstream	(128,018)	(97,658)	(337,427)	(248,738)
Corporate (1)	-	-	-	-
Consolidation Entries	98,013	76,189	269,560	189,674
Cost of sales and operating expenses	(185,708)	(148,961)	(535,740)	(411,377)
Midstream – Refining	17,662	13,751	51,478	48,702
Downstream	5,246	9,665	24,367	22,275
Corporate (1)	12,179	6,182	23,967	16,492
Consolidation Entries	(13,318)	(6,496)	(26,856)	(18,372)
Gross Margin	21,769	23,102	72,956	69,097
(1) Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

Management Discussion and Analysis   INTEROIL CORPORATION   30

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2010			2009				2008
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)	(469)	(2,483)
Midstream – Refining	15,785	16,962	4,402	8,492	8,199	14,134	14,747	(13,976)
Midstream – Liquefaction	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)
Downstream	1,674	7,060	4,492	4,391	6,542	4,150	3,241	(7,244)
Corporate	(4,510)	1,751	4,402	1,765	1,980	1,897	3,051	226
Consolidation Entries	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,866)
Earnings before interest, taxes, depreciation and amortization	(8,621)	14,888	4,859	9,138	(18,587)	17,855	10,924	-28,844
Subtract:
Upstream	(4,600)	(4,367)	(4,080)	(4,056)	(2,164)	(1,563)	(1,552)	(1,345)
Midstream – Refining	(1,693)	(1,651)	(1,731)	(1,973)	(1,682)	(1,709)	(1,786)	(2,771)
Midstream – Liquefaction	(376)	(351)	(342)	(379)	(348)	(333)	(158)	(65)
Downstream	(938)	(1,167)	(800)	(930)	(1,045)	(1,013)	(1,142)	(2,232)
Corporate	(342)	(20)	(20)	(27)	-	(1,600)	(2,325)	(2,320)
Consolidation Entries	6,107	5,916	5,687	5,905	3,823	3,141	2,923	2,866
Interest expense	(1,842)	(1,640)	(1,286)	(1,460)	(1,416)	(3,077)	(4,040)	(5,867)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	101	(366)	(173)	14,316	-	-	-	-
Midstream – Liquefaction	0	0	0	(8)	(3)	(32)	(12)	(12)
Downstream	(322)	(1,524)	(2,361)	(411)	(1,398)	(733)	(485)	4,297
Corporate	(529)	97	(797)	1,340	(339)	(800)	(359)	(163)
Consolidation Entries	(2)	(2)	0	(3)	(1)	(2)	(2)	4
Income taxes and non- controlling interest	(752)	(1,795)	(3,331)	15,234	(1,741)	(1,567)	(858)	4,126
Upstream	(232)	(78)	(138)	(144)	(132)	(150)	(112)	(175)
Midstream – Refining	(2,195)	(2,888)	(2,572)	(2,765)	(2,755)	(2,801)	(2,611)	(2,742)
Midstream – Liquefaction	(6)	(6)	(6)	(7)	(10)	(20)	(20)	(19)
Downstream	(739)	(651)	(660)	(679)	(658)	(662)	(651)	(722)
Corporate	(17)	(32)	(41)	(43)	(40)	(174)	(18)	(19)
Consolidation Entries	32	32	32	33	33	32	32	33
Depreciation and amortisation	(3,157)	(3,623)	(3,385)	(3,605)	(3,562)	(3,775)	(3,380)	(3,644)
Upstream	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,134)	(4,003)
Midstream – Refining	11,998	12,056	(74)	18,071	3,762	9,624	10,349	(19,490)
Midstream – Liquefaction	(4,970)	(360)	(911)	(1,593)	(2,481)	(1,764)	(2,551)	(2,596)
Downstream	(325)	3,718	671	2,371	3,440	1,742	964	(5,900)
Corporate	(5,398)	1,796	3,544	3,034	1,601	(677)	350	(2,276)
Consolidation Entries	908	(1,437)	(191)	1,050	(236)	2,893	(4,332)	38
Net profit/(loss) per segment	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436	2,646	(34,227)

Management Discussion and Analysis   INTEROIL CORPORATION   31

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2009, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's  certifying officers have designed disclosure controls and procedures, as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings ("National Instrument 52-109"), or caused them to be designed under their supervision, to provide reasonable assurance that all material information required to be disclosed the Company in its interim filings is processed, summarized and reported within the time periods specified in applicable Canadian securities legislation.

The Company's certifying officers are responsible for establishing and maintaining internal control over financing reporting ("ICFR"), as such term is defined in National Instrument 52-109.  The control framework the Company's officers used to design the Company's ICFR is the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework.

Under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as at December 31, 2009 based on the COSO Framework.  Based on this evaluation, the officers concluded that as of December 31, 2009, the Company's ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company is in the process of implementing its new enterprise resource planning system (the “ERP System”) in line with its growth objective. The ERP System implementation required installation of new hardware and software into our Information Technology environment and the way we record, process and report financial transactions.  Effective June 1, 2010 we migrated to the new ERP System for companies in our Corporate, Midstream and Upstream segments, with a plan to migrate the operating company of our  Downstream segment during Quarter 1, 2011.

Management has reviewed the internal controls over financial reporting affected by the implementation of the ERP System and made appropriate changes to internal controls as part of the implementation.  Other procedures including the testing of redundant controls and selected testing of new controls ensures the financial statements were materially accurate for the period ended September 30, 2010.

During the three months ended September 30, 2010, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting, other than as noted above.

For further details on our disclosure controls and procedures, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2009 available at www.sedar.com.

GLOSSARY OF TERMS

AUD  Australian dollars.

Barrel, Bbl  Unit volume measurement used for petroleum and its products, equivalent to 42 U.S. gallons.

BNP Paribas  BNP Paribas Capital (Singapore) Limited.

Management Discussion and Analysis   INTEROIL CORPORATION   32

BSP  Bank of South Pacific Ltd.

CGR  Condensate to natural gas ratio.

Condensate  A component of natural gas which is a liquid at surface conditions.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

CSP    The proposed condensate stripping project being progressed in joint venture with Mitsui & Co. Ltd.

EBITDA  Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used to analyze operating performance.

Feedstock  Raw material used in a processing plant.

GAAP  Generally accepted accounting principles.

Gas  A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.

ICCC  Independent Consumer and Competition Commission.  The statutory competition authority in Papua New Guinea.

IPP  Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts.  The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

IPI Indirect Participation Interest.  These interests are held by various investors pursuant to participation interest agreements entered into in 2003, 2004 and 2005 and identified more fully in our 2009 Annual Information Form.

Joint Venture Company or PNG LNG means PNG LNG, Inc., a joint venture company established in 2007, and now owned by InterOil LNG Holdings Inc., an affiliate of InterOil, and Pacific LNG Operations Ltd. to pursue the proposed LNG Project.

JVOA   Joint Venture Operating Agreement.

LIBOR  Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

LNG  Liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling, and then returned to a gaseous state to be used as fuel.  LNG is moved in tankers, not via pipelines.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids

LNG Project  The potential development by us of a liquefied natural gas processing facility in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pacific LNG Operations Ltd through a joint venture company PNG LNG Inc.

LSWR   Low Sulphur Waxy Residue.

Management Discussion and Analysis   INTEROIL CORPORATION   33

Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

Natural gas  A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

OPIC   Overseas Private Investment Corporation.

PDL   Petroleum Development License.  The right granted by the State to develop a field for commercial production.

PGK the Kina, the currency of Papua New Guinea.

PPL  Petroleum Prospecting License.  The tenement given by the State to explore for oil and gas.

PRL  Petroleum Retention License.  The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

State or PNG means the Independent State of Papua New Guinea.

USD  United States Dollars.

Westpac  Westpac Banking Corporation.

Management Discussion and Analysis   INTEROIL CORPORATION   34